                          PITNEY BOWES INC.                  EXHIBIT (ii)

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

                                  Years Ended December 31,

                          1994      1993(2)   1992(2)   1991(2)   1990(2)
Income from continuing
 operations before
 income taxes         $566,507  $498,860  $411,954  $388,997  $248,567

Add:
 Interest expense      194,115   189,292   230,764   257,595   263,340
 Portion of rents
  representative of
  the interest factor   42,339    33,842    33,786    32,503    29,554
 Amortization of
  capitalized interest     914       914       914       914       849

Income as adjusted    $803,875  $722,908  $677,418  $680,009  $542,310

Fixed charges:
 Interest expense     $194,115  $189,292  $230,764  $257,595  $263,340
 Capitalized interest      733         -         -         -     1,567
 Portion of rents
  representative of
  the interest factor   42,339    33,842    33,786    32,503    29,554

                      $237,187  $223,134  $264,550  $290,098  $294,461
Ratio of earnings to
 fixed charges            3.39      3.24      2.56      2.34      1.84

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and fixed charges by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Reclassified to reflect discontinued operations.